March 16, 2026

ODYSSEY

*Filed via SEDAR+*

To All Applicable Exchanges and Securities Administrators

**Subject: Vox Royalty Corp. (the "Issuer")**
**Notice of Meeting and Record Date**

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

| | |
|---|---|
| Meeting Type: | Annual General and Special Meeting |
| Meeting Date: | May 27, 2026 |
| Record Date for Notice of Meeting: | April 10, 2026 |
| Record Date for Voting (if applicable): | April 10, 2026 |
| Beneficial Ownership Determination Date: | April 10, 2026 |
| Class of Securities Entitled to Vote: | Common |
| ISIN: | CA92919F1036 |
| Issuer sending proxy materials directly to NOBOs: | Yes |
| Issuer paying for delivery to OBOs: | Yes |
| Notice and Access for Beneficial Holders: | Yes |
| Beneficial Holders Stratification Criteria: | N/A |
| Notice and Access for Registered Holders: | Yes |
| Registered Holders Stratification Criteria: | N/A |

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

**Odyssey Trust Company**
**as agent for Vox Royalty Corp.**